UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 12
, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)
Sibanye appoints head of the Southern Africa (“SA”) region
Westonaria, 13 July 2017: Further to the announcement released on 3 July 2017,
Sibanye (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that Robert van
Niekerk has been appointed as Executive Vice President: SA Region.
Robert has been an integral part of the Sibanye executive team since he joined
Sibanye in February 2013 and has fulfilled various roles within the organisation, including, most recently as Divisional CEO: Platinum. Robert has been involved in the mining industry for over 30 years, operating within South Africa and internationally in senior management positions at Gold Fields and Anglo American
Platinum. Prior to joining Sibanye, Robert was Senior Vice President and Head of
Mining for the Gold Fields Group.
Robert’s appointment follows the acquisition of Stillwater Mining Company in May
2017, and a subsequent transition of the Sibanye Group organisational structure from a divisional commodity structure to a geographical regionalised structure.
“With the significant increase in size and geographical spread of the company, this regionalised organisational structure will provide effective leadership, ensuring appropriate focus and skills allocation in well-defined geographical regions and corporate functions. This focus coupled with a strong executive presence in clearly understood social and cultural regions will position Sibanye for continued
success,” Neal Froneman, CEO of Sibanye said.
”Robert’s recognised leadership and mining experience, in particular in the complex
South African mining environment, will ensure operational success,” Froneman concluded.
ENDS
Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
Forward-looking statements
This announcement includes “forward-looking statements” within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”,

“anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the Rights
Offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated:
July 12, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer